UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 8, 2003

BLUE SQUARE — ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

The Co-Op, Blue Square-Israel’s Parent Company, To Sell Its Blue Square Shareholding to the Bronfman-Alon Group
SIGNATURES

8 April 2003

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone:  972-3-9282670
Fax:  972-3-9282498
Email:  ipenso@coop.co.il

The Co-Op, Blue Square-Israel’s Parent Company, To Sell Its Blue Square
Shareholding to the Bronfman-Alon Group

Rosh Haayin, Israel — April 8, 2003 — Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) was today informed that the highest bid for the holdings of Co-Op Blue Square Services Society Ltd. (“the Co-Op”), in Blue Square (78.1% of Blue Square’s ordinary shares), for the amount of NIS 1,337,360,000, was submitted by the Bronfman-Alon Group Ltd.

The Tender Committee authorized to conduct the sale of these shares has requested that the Tel-Aviv District Court approve that the highest bid of the Bronfman-Alon Group Ltd. be declared as the “preferred bidder” as defined in the tender procedure.

The District Court of Tel-Aviv will report its decision regarding the matter on Thursday April 10, 2003 at 13:00 (Israel time).

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Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 170 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Security and Exchange Commission, particularly the prospect to its public offering in July, 1996.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE — ISRAEL LTD.

By:
Iris Penso, Adv. General Counsel & Corporate Secretary

Date: April 8, 2003